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                                May 15, 2024

       Benjamin Stilwill
       Chief Executive Officer
       Streamline Health Solutions, Inc.
       2400 Old Milton Pkwy., Box 1353
       Alpharetta, GA 30009

                                                        Re: Streamline Health
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2024
                                                            File No. 333-279190

       Dear Benjamin Stilwill:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed May 7, 2024

       Selling Securityholders, page 8

   1. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with
respect to the shares held by Resilient Holding LLC and
                                                        Tammaro Realty LLC.
Also, please identify any selling stockholder that is a registered broker-dealer or an
affiliate of a broker-dealer. Please note that a registration statement registering the resale
of shares being offered by a broker-dealer must identify the broker-
                                                        dealer as an
underwriter if the shares were not issued as underwriting compensation. For a selling stockholder
that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the
seller purchased the securities in the ordinary course of business; and (2)
                                                        at the time of purchase
of the securities you are registering for resale, the seller had no agreements or
understandings, directly or indirectly, with any person, to distribute the securities. If you are
unable to make these statements in the prospectus, please disclose
 Benjamin Stilwill
Streamline Health Solutions, Inc.
May 15, 2024
Page 2
         that the selling stockholder is an underwriter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Matthew Crispino at 202-551-3456
with any other questions.



FirstName LastNameBenjamin Stilwill                         Sincerely,
Comapany NameStreamline Health Solutions, Inc.
                                                            Division of
Corporation Finance
May 15, 2024 Page 2                                         Office of
Technology
FirstName LastName